SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ____________

Commission file number 1-8598

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Belo Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Belo Corp.
P. O. Box 655237
Dallas, Texas 75265-5237

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Belo Savings Plan

As of December 31, 2001 and 2000, and for the Year ended December 31, 2001

Belo Savings Plan

Financial Statements and Supplemental Schedules

As of December 31, 2001 and 2000, and for the Year ended December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Report of Independent Auditors

Benefits Administrative Committee
Belo Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Belo Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of non-exempt transactions as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 24, 2002

Belo Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2001	**2000**
Assets		
Plan's interest in Belo Master Trust	**$ 318,173,032**	$ 327,029,353
Receivables:		
Employee contributions	**444,031**	449,363
Employer contributions	**252,272**	258,085
Other receivables	**457**	–
	696,760	707,448
Net assets available for benefits	**$ 318,869,792**	$ 327,736,801

See accompanying notes.

0205-0303058

Belo Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Additions	
Plan's interest in net investment loss from Belo Master Trust	$ (10,008,501)
Contributions:	
Employee	21,933,952
Employer	12,525,559
Rollover	1,147,297
	35,606,808
Transfers into the Plan	494,648
Net additions	26,092,955
Deductions	
Distributions	34,887,828
Administrative expenses	72,136
	34,959,964
Net decrease	(8,867,009)
Net assets available for benefits at beginning of year	327,736,801
Net assets available for benefits at end of year	$ 318,869,792

See accompanying notes.

Belo Savings Plan

Notes to Financial Statements

December 31, 2001

1. Description of the Plan

The following description of the Belo Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan which was established effective October 1, 1989. The Plan covers substantially all employees of Belo Corp. and its subsidiaries (collectively, the Employer or Company), as defined in the Plan document, who have attained age 21 and have completed one hour of service. Certain collective bargaining agreements and personal service contracts may exclude some employees' participation in the Plan. Refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to contribute a portion of their pretax compensation as provided by the Plan and Internal Revenue Service (IRS) regulations. Such contributions are withheld by the Employer from each participant's compensation and deposited in the appropriate investment fund as directed by the participant. Participants direct the allocation of their contributions to any of the Plan's 16 investment funds, with the exception of Belo Series B Common Stock Fund. Participant contributions are allocated to the participants' Deferral Contribution Accounts. The maximum pretax contribution an employee may make is 15% of his or her annual compensation.

For participants hired before July 1, 2000, who elected to continue to accrue benefits under The G.B. Dealey Retirement Pension Plan (the Pension Plan), the Employer makes a matching contribution of 55% of participant contributions, to the extent that participant contributions do not exceed 6% of eligible compensation. For participants hired before July 1, 2000, who elected the Star Plan (to discontinue the accrual of benefits under the Pension Plan and receive enhanced plan features) or those participants hired after June 30, 2000, the Employer makes a matching contribution of 75% of participant contributions, to the extent that participant contributions do not exceed 6% of eligible compensation. Such matching contributions are allocated to the participants' Matching Contribution Accounts. Employer matching contributions up to 55% of a participant's deferral contributions not in excess of 6% of compensation will be invested solely in

1. Description of the Plan (continued)

shares of Belo Series B Common Stock, provided, however, that a participant who has attained age 55 may direct all or any portion of his or her matching contribution account balance and matching contributions received after his or her 55th birthday in the other 18 investment funds. The Employer matching contributions in excess of 55% of a participant's deferral contributions will be invested in accordance with the participant's directions in the other 18 investment funds. The Employer may make a discretionary matching contribution for any Plan year, in addition to the matching contributions described above. There was no discretionary matching contribution made during 2001. Full-time participants will not be eligible for any Employer matching contributions or profit sharing contributions until he or she has attained the age of 21 and has completed a year of service. Part-time participants must also have worked a minimum of 1,000 hours.

Belo Series A Common Stock Fund includes nonparticipant-directed funds for Employer matching contributions made prior to March 1, 1996, and participant-directed funds (employee contributions). The nonparticipant-directed portion is separately reflected in Note 4. Belo Series B Common Stock includes only Employer matching contributions made beginning March 1, 1996, and, as a result, is reflected in Note 4 as "nonparticipant-directed." Employer matching contributions made in Belo Series B Common Stock during 2001 approximated $7.8 million.

The Employer will also contribute as a profit sharing contribution for each payroll period an amount equal to 2% of the eligible compensation paid on and after July 1, 2000, to each participant who is eligible to receive the 75% matching contribution. The Employer may make an additional discretionary profit sharing contribution to the Plan for any payroll period or for any Plan year in such amount as is determined by the Employer and is approved by the Compensation Committee of the Board of Directors of the Employer for certain Belo Participating Employers, as defined in the Plan document. There was no additional discretionary profit sharing contribution made during 2001. The profit sharing contributions are allocated to the participants' Profit Sharing Accounts. Total profit sharing contributions made during 2001 approximated $3.2 million.

Vesting

Except as provided in the Plan document, each participant who was an employee on June 30, 2000, is 100% vested in his or her accounts, which will be nonforfeitable at all times. Each participant who became an employee after June 30, 2000, is 100% vested in

1. Description of the Plan (continued)

his or her Deferral Contribution Account and Transfer Account, which will be nonforfeitable at all times. Such participant will be 100% vested in his or her Matching Contribution Account and Profit Sharing Account after three years of service, at which time these accounts will be nonforfeitable. Participants with less than three years of service will have no vesting in the Matching Contribution and Profit Sharing Accounts.

Distributions

As provided under the Plan document and as allowed under the Internal Revenue Code (the Code), distribution of a participant's vested account is available upon the participant's retirement, death, disability, termination of employment, or attainment of age 59 1/2; or distribution is available to satisfy a financial hardship meeting the requirements of the IRS regulations.

Loans

Participants are able to borrow against their employee contributions. The minimum amount of any loan is $1,000 and the maximum amount of any loan is the lesser of 50% of the participant's account or $50,000, reduced by the excess of the highest outstanding loan balance for the previous 12-month period over the outstanding balance of all loans on the date on which a loan is made. Loan terms are primarily five years. Interest charged on loans is intended to be commercially reasonable and is based on a banking quarterly prime rate. All payments with respect to the loan (principal and interest) will be invested in proportion to the participant's current investment selection.

Administration

The Plan is administered by the Benefits Administrative Committee, which consists of members appointed by the Employer.

Plan Termination

While the Employer has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA, by action of the Board of Directors of the Employer. If the Plan is terminated, each participant shall receive a distribution of assets equal to the value of the participant's account.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Company maintains the Plan's assets and the assets of the Journal-Guild 401(k) Plan in the Belo Master Trust (Master Trust), with Fidelity Management Trust Company (the Trustee or Fidelity). The Plan and the Journal-Guild 401(k) Plan have an undivided interest in the Master Trust. The Plan does not invest in the common/collective trust assets that are part of the Master Trust.

Investments included in the Master Trust are valued at fair value or net asset value. Registered investment company shares are valued at published market prices which represent the net asset value of shares held by the Plan at year-end. The Plan does not invest in the common/collective trust assets that are part of the Master Trust. Investments in the Company's Series A and Series B Common Stock are valued at the quoted market price for Series A Shares. Participant loans receivable and short-term investments are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Expenses

All expenses incident to the administration of the Plan are charged to the participants' accounts unless the Employer elects to pay for such expenses. The Employer has elected to pay substantially all expenses in 2001.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Interest in Belo Master Trust

At December 31, 2001 and 2000, the Plan's interest in the net assets of the Belo Master Trust was approximately 91.2% and 90.7%, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the Plan based upon average monthly balances invested by the Plan.

Investments held in the Belo Master Trust as of December 31, 2001, are as follows:

Belo Series A Common Stock	$ 26,807,016
Belo Series B Common Stock	30,807,300
Registered investment companies	232,539,885
Interest-bearing cash	40,645,444
Common/Collective Trusts	6,132,854
Participant loans	12,153,615
Total	$ 349,086,114

Investments held in the Belo Master Trust as of December 31, 2000, are as follows:

Belo Series A Common Stock	$ 23,563,158
Belo Series B Common Stock	21,756,589
Registered investment companies	256,136,135
Interest-bearing cash	40,776,023
Common/Collective Trusts	5,531,198
Participant loans	12,838,908
Total	$ 360,602,011

Investment income (loss) in the Master Trust for the year ended December 31, 2001, is as follows:

Net appreciation (depreciation) in fair value of investments:	
Belo Series A Common Stock	$ 3,977,328
Belo Series B Common Stock	3,433,944
Registered investment companies	(27,590,539)
Common/Collective Trusts	–
Interest and dividend income	8,783,127
Net investment loss	$ (11,396,140)

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	Year ended December 31, 2001	
	Belo Series A Common Stock	**Belo Series B Common Stock**
Changes in net assets:		
Contributions	$ –	$ 7,817,786
Interest and dividends	197,085	452,076
Net appreciation in fair value of investments	2,151,693	3,433,944
Benefit payments	(937,482)	(2,477,440)
Net interfund transfers	(99,867)	(175,655)
Net increase	1,311,429	9,050,711
Net assets available for benefits at beginning of year	10,175,781	21,756,589
Net assets available for benefits at end of year	$ 11,487,210	$ 30,807,300

5. Income Tax Status

The Plan has received a determination letter from the IRS dated November 28, 1995, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. The Plan has applied for but has not yet received a new determination letter from the IRS. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. Subsequent Event

Effective May 7, 2002, the Employer's matching contributions may be made in cash and/or in shares of Series A Common Stock only, subject to the right of the participant or beneficiary to redirect the investment of matching contributions made in Series A Common Stock into any other investment fund established under the Plan. Also, all participants with Series B Common Stock allocated to their accounts will have the right at any time to convert shares of Series B Common Stock into shares of Series A Common Stock. The Series A Common Stock may then be redirected by the participant into any other investment fund established under the Plan.

Effective July 1, 2002, the maximum pretax contribution an employee may make increases from 15% to 100% of his or her annual eligible compensation (less required withholdings and deductions) up to statutory limits. Also, effective July 1, 2002, participants may elect to direct contributions into a self-directed brokerage fund.

Supplemental Schedule

Belo Savings Plan

Schedule G – Schedule of Non-Exempt Transactions

EIN: 75-0135890
Plan: 002

December 31, 2001

(a) Identity of Party Involved	(b) Relationship to Plan, Employer or Other Party-in-Interest	(c) Description of Transactions, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(i) Amount
* Belo Corp.	Employer/Plan Sponsor	Contributions for the pay period ended and remitted to the Plan as follows, respectively:		
		Pay Period	Payment Dates	
		Various 2000 pay periods	January 25, 2001	$ 18,323
* Belo Corp.	Employer/Plan Sponsor	Loan repayments deducted from participant compensation for the pay period ended and remitted to the Plan as follows, respectively:		
		Pay Period	Payment Dates	
		Various 2000 pay periods	January 25, 2001	$ 2,123

Note: The Plan Sponsor has contributed lost earnings.
Columns (d), (e), (g), (h), and (j) are not applicable.

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BELO SAVINGS PLAN

Date: June 26, 2002

Brenda Maddox
Vice President/Treasurer

EXHIBIT INDEX

Exhibit Number	Seq. Description	Page No.
23	Consent of Independent Auditors	15

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No: 33-30994) pertaining to the Belo Savings Plan of our report dated June 24, 2002, with respect to the financial statements and schedule of the Belo Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001 filed with the Securities and Exchange Commission.

Ernst + Young LLP

Dallas, Texas
June 24, 2002